EXHIBIT 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
May 9, 2011	NYSE: SLW: SLW

SILVER WHEATON REPORTS RECORD PRODUCTION AND FINANCIAL RESULTS; OPERATING CASH FLOWS MORE THAN DOUBLE

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW)(NYSE:SLW) is pleased to announce its unaudited results for the first quarter ended March 31, 2011.

FIRST QUARTER HIGHLIGHTS

•	Revenue increased 84% to a record US$158.2 million compared with US$85.9 million in Q1 2010.

•	Net earnings increased 142% to a record US$122.2 million (US$0.35 per share), compared with US$50.6 million (US$0.15 per share) in Q1 2010.

•	Operating cash flows increased 121% to a record US$127.2 million (US$0.36 per share1) compared with US$57.6 million (US$0.17 per share1) in Q1 2010.

•	Record attributable silver equivalent production of 6.2 million ounces (6.1 million ounces of silver and 2,900 ounces of gold), representing an increase of 10% over the comparable period in 2010.

•	Silver equivalent sales of 4.9 million ounces (4.8 million ounces of silver and 2,500 ounces of gold).

•
As at March 31, 2011, approximately 3.0 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts. This represents an increase in the first quarter of approximately 700,000 payable silver equivalent ounces, and is primarily due to the timing of concentrate shipments from the Yauliyacu, Zinkgruvan, Mineral Park and Campo Morado mines.

•	Total cash costs of US$4.071 per silver equivalent ounce, compared with US$4.041 in Q1 2010.

•	Cash operating margin1 increased 114% compared to Q1 2010 to a record US$28.17, while the average realized silver price over the same period increased by 85%.

1 Refer to discussion on non-IFRS measures at the end of this press release.

•	Announced an inaugural quarterly cash dividend of US$0.03 per common share (US$0.12 per common share, annually). The initial dividend of US$0.03 per common share was distributed on March 30, 2011.

•
Announced attributable proven and probable reserves increased by over nine percent in 2010, as a result of an increase of 80 million ounces of silver and 23,000 ounces of gold, to a record 954 million silver equivalent ounces. Over the same period, attributable measured and indicated resources increased by one percent to 377 million silver equivalent ounces. Attributable inferred resources increased by 22%, as a result of an increase of 89 million ounces of silver, to 497 million silver equivalent ounces.

•
Barrick Gold Corporation’s world-class gold-silver Pascua-Lama project is forecast to commence production in the first half of 2013. Over 45% of the pre-production capital budget of $US3.3-3.6 billion has been committed and earthworks are more than 65% complete. First concrete for the process plant will be poured in Q2 2011 and pre-strip mining is expected to begin in Q4 2011. Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s attributable silver production is expected to average nine million ounces annually.

•
Subsequent to quarter end, Randy Smallwood, the President and one of the founding members of Silver Wheaton, was appointed Chief Executive Officer, replacing Peter Barnes who resigned effective April 11, 2011. Since 2004, Mr. Smallwood has been instrumental in building Silver Wheaton into the second largest silver company in the world.

“Record first quarter production represented a solid start to the year, and we are confident that our 2011 production forecast of 27 to 28 million silver equivalent ounces, an increase of 15% over 2010, will be met,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. “Though sales lagged production, and resulted in an increase of over 700,000 payable silver equivalent ounces produced but not yet delivered by our partners, record earnings and operating cash flows were achieved in this quarter. We expect increased silver deliveries throughout 2011 to make up for the sales shortfall, and in the current environment of extremely strong silver prices, our shareholders should benefit from increased earnings and cash flows in future quarters from these deferred silver deliveries.”

“In March, Silver Wheaton reached another major milestone by commencing an inaugural quarterly cash dividend. Our unique business model, which offers shareholders very good leverage to increasing silver prices while at the same time reducing the risks faced by traditional mining companies, now offers another significant advantage over silver exchange traded funds – a dividend yield. With one of the strongest cash operating margins in the sector, which was US$28.18/oz or 87% in the first quarter, Silver Wheaton has the capacity to offer its shareholders meaningful long-term dividend growth.”

“Lastly, our corporate development team remains very busy pursuing further partnerships, and some stability in the price of silver will likely result in a significant increase in silver streaming opportunities as mining companies seek to capitalize on the benefits of the current silver price environment. For companies striving to grow their core operations, silver streaming provides a very attractive financing solution, compared to debt and equity. With in excess of US$560 million in cash, an undrawn US$400 million revolving credit facility, and very robust operating cash flows, Silver Wheaton is extremely well-positioned to help mining companies achieve their growth goals.”

This earnings release should be read in conjunction with Silver Wheaton’s unaudited MD&A and Financial Statements, which are available on the Company’s website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

Randy Smallwood Appointed to Board of Directors

The Board of Directors is also pleased to announce the appointment of Randy Smallwood, Silver Wheaton’s President and Chief Executive Officer, to the Company’s Board of Directors in place of Peter Barnes, who had earlier tendered his resignation. Randy Smallwood will be nominated for election as a director of the Company at its Annual General Meeting to be held on May 20, 2011 in lieu of Peter Barnes.

Webcast and Conference Call Details

A conference call will be held Monday, May 9, 2011, starting at 10:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:               1-888-231-8191
Dial from outside Canada or the US:                1-647-427-7450
Pass code:                                                      58621503
Live audio webcast:                                        www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:               1-800-642-1687
Dial from outside Canada or the US:                1-416-849-0833
Pass code:                                                      58621503
Archived audio webcast:                                 www.silverwheaton.com

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world. Based upon its current agreements, forecast 2011 attributable production is 27 to 28 million silver equivalent ounces, including 15,000 ounces of gold. By 2015, annual attributable production is anticipated to increase significantly to approximately 43 million silver equivalent ounces, including 35,000 ounces of gold. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Condensed Interim Consolidated Statement of Operations (unaudited)

		Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2011	2010
Sales		$158,183	$85,938
Cost of sales		$19,948	$20,167
Depletion		11,684	13,551
		$31,632	$33,718
Earnings from operations		$126,551	$52,220
Expenses and other income
General and administrative 1		$6,501	$7,195
Gain on fair value adjustment of warrants issued		-	(6,306)
Foreign exchange gain		(4)	(32)
Other (income) expense		397	427
		$6,894	$1,284
Earnings before tax		$119,657	$50,936
Deferred income tax recovery (expense)		2,519	(377)
		$122,176	$50,559
Earnings per share
Basic		$0.35	$0.15
Diluted 2		$0.34	$0.13
Weighted average number of shares outstanding
Basic		352,898	342,334
Diluted		355,903	346,457
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.		$1,255	$3,108
2) Diluted earnings per share for the three months ended March 31, 2010 was calculated using net earnings adjusted for the gain on fair value adjustment of warrants issued.

Condensed Interim Consolidated Balance Sheets (unaudited)

	March 31	December 31	January 1
(US dollars in thousands - unaudited)	2011	2010	2010
Assets
Current assets
Cash and cash equivalents	$564,075	$428,636	$227,566
Accounts receivable	7,819	7,088	4,881
Other	854	727	1,027
Total current assets	$572,748	$436,451	$233,474
Non-current assets
Silver and gold interests	$1,905,841	$1,912,877	$1,928,476
Long-term investments	276,888	284,448	73,747
Other	1,588	1,607	1,852
Total non-current assets	$2,184,317	$2,198,932	$2,004,075
Total assets	$2,757,065	$2,635,383	$2,237,549
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$5,296	$9,843	$10,302
Current portion of bank debt	28,560	28,560	28,560
Current portion of silver interest payments	132,988	133,243	130,788
Total current liabilities	$166,844	$171,646	$169,650
Non-current liabilities
Deferred income taxes	$402	$822	$-
Liability for Canadian dollar share purchase warrants	-	-	51,967
Long-term portion of bank debt	71,480	78,620	107,180
Long-term portion of silver interest payments	124,405	122,346	236,796
Total non-current liabilities	$196,287	$201,788	$395,943
Total liabilities	$363,131	$373,434	$565,593
Shareholders' Equity
Issued capital and contributed surplus	$1,807,497	$1,801,786	$1,497,095
Retained earnings	459,755	344,075	190,865
Long-term investment revaluation reserve (net of tax)	126,682	116,088	(16,004)
Total shareholders' equity	$2,393,934	$2,261,949	$1,671,956
Total liabilities and shareholders' equity	$2,757,065	$2,635,383	$2,237,549

Condensed Interim Consolidated Statement of Cash Flows (unaudited)

	Three Months Ended March 31
(US dollars in thousands - unaudited)	2011	2010
Operating Activities
Net earnings	$122,176	$50,559
Items not affecting cash
Depreciation and depletion	11,754	13,616
Equity settled stock-based compensation	1,255	3,108
Deferred income tax (recovery) expense	(2,519)	377
Gain on fair value adjustment of warrants issued	-	(6,306)
Other (income) expense	(67)	291
Change in non-cash operating working capital	(5,392)	(4,045)
Cash generated by operating activities	$127,207	$57,600
Financing Activities
Bank debt repaid	$(7,140)	$(7,140)
Share issue costs	-	(85)
Share purchase warrants exercised	61	167
Share purchase options exercised	4,395	3,294
Dividends paid	(10,595)	-
Cash applied to financing activities	$(13,279)	$(3,764)
Investing Activities
Silver and gold interests	$(2,857)	$(517)
Long-term investments	-	(1,135)
Proceeds on disposal of long-term investments	24,270	-
Other	(8)	(212)
Cash generated by (applied to) investing activities	$21,405	$(1,864)
Effect of exchange rate changes on cash and cash equivalents	$106	$120
Increase in cash and cash equivalents	$135,439	$52,092
Cash and cash equivalents, beginning of period	428,636	227,566
Cash and cash equivalents, end of period	$564,075	$279,658

Interest paid	$315	$399
Interest received	$198	$45

Results of Operations (unaudited)

				Three Months Ended March 31, 2011
	Ounces produced 2	Ounces sold	Sales (US$'s)	Average realized price (US$'s per ounce)	Total cash cost (US$'s per ounce) 3	Total depletion (US$'s per ounce)	Net earnings (loss) (US$'s)	Cash flow from (used in) operations (US$'s)
Silver
San Dimas	1,606	1,748	$58,371	$33.39	$4.04	$0.71	$50,051	$50,203
Zinkgruvan	500	321	11,049	34.41	4.08	1.69	9,195	9,606
Yauliyacu	683	120	3,523	29.36	3.98	5.02	2,443	3,045
Peñasquito	1,207	941	27,020	28.72	3.90	2.41	21,085	23,351
Cozamin	325	271	8,651	31.87	4.04	4.62	6,299	7,776
Barrick 4	722	680	21,663	31.84	3.90	3.55	16,595	17,451
Other 5	1,088	741	24,027	32.44	3.93	3.95	18,186	20,184
	6,131	4,822	$154,304	$32.00	$3.98	$2.33	$123,854	$131,616
Gold
Minto	2,925	2,524	3,879	1,537	300	168	2,697	2,870
Silver Equivalent 6	6,228	4,905	$158,183	$32.24	$4.07	$2.38	$126,551	$134,486
Corporate
General and administrative							(6,501)
Other							2,126
Total corporate							$(4,375)	$(7,279)
	6,228	4,905	$158,183	$32.24	$4.07	$2.38	$122,176	$127,207

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Campo Morado and Aljustrel silver interests.
6)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

					Three Months Ended March 31, 2010
	Ounces produced 2	Ounces sold	Sales (US$'s)	Average realized price (US$'s per ounce)	Total cash cost (US$'s per ounce) 3	Total depletion (US$'s per ounce)	Net earnings (loss) (US$'s)	Cash flow from (used in) operations (US$'s)
Silver
San Dimas	1,206	1,206	$20,851	$17.29	$4.04	$0.79	$15,033	$15,980
Zinkgruvan	387	498	8,557	17.19	4.04	1.72	5,692	5,704
Yauliyacu	737	581	10,135	17.44	3.97	3.47	5,809	7,849
Peñasquito	557	424	7,375	17.40	3.90	2.54	4,644	5,722
Cozamin	401	281	4,813	17.13	4.00	4.62	2,391	4,035
Barrick 4	780	783	13,498	17.24	3.90	3.50	7,705	8,410
Other 5	947	654	11,233	17.16	3.92	3.99	6,061	8,982
	5,015	4,427	$76,462	$17.27	$3.97	$2.61	$47,335	$56,682
Gold
Minto	9,729	8,611	9,476	1,100	300	233	4,885	5,752
Silver Equivalent 6	5,660	4,998	$85,938	$17.20	$4.04	$2.71	$52,220	$62,434
Corporate
General and administrative							(7,195)
Gain on fair value adjustment of warrants issued							6,306
Other							(772)
Total corporate							$(1,661)	$(4,834)
	5,660	4,998	$85,938	$17.20	$4.04	$2.71	$50,559	$57,600

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, San Martin, Mineral Park, Neves-Corvo, Stratoni, Minto, Campo Morado and La Negra silver interests.
6)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period  from the assets that produce both gold and silver.

Non-IFRS Measures

Silver Wheaton has included, throughout this press release, certain non-IFRS performance measures, including total cash costs of silver and gold on a sales basis, as well as operating cash flows per share and cash operating margin.  These non-IFRS measures do not have any standardized meaning prescribed by IFRS, nor are they necessarily comparable with similar measures presented by other companies.  Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis.  Cash operating margin is defined as the realized selling price less total cash cost per silver equivalent ounce.  The Company believes that certain investors use this information to evaluate the Company’s performance.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  During the three months ended March 31, 2011, the Company’s total cash costs, which were equivalent to the Company’s cost of sales in accordance with IFRS, were $3.98 per ounce of silver and $300 per ounce of gold (2010 – $3.97 per ounce of silver and $300 per ounce of gold).

For further information, please contact:

Brad Kopp
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com